UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number: 1-13988

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Adtalem Global Education Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Adtalem Global Education Inc.

233 South Wacker Drive

Chicago, Illinois 60606

Adtalem Global Education Retirement Plan

Page
Reports of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	4
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2024 and 2023	5
Notes to Financial Statements	6
Supplemental Schedules:
Schedule of Delinquent Participant Contributions	13
Schedule of Assets (Held at End of Year)	14
Signature	15
Exhibits:
23.1 Consent of BAKER TILLY US, LLP
23.2 Consent of Hancock Askew & Co., LLP

Report of Independent Registered Public Accounting Firm

The Audit and Finance Committee and Participants

Adtalem Global Education Retirement Plan

Chicago, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Adtalem Global Education Retirement Plan (the Plan) as of December 31, 2024, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4a – schedule of delinquent participant contributions for the year ended December 31, 2024 and Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects in relation to the financial statements as a whole.

/s/ BAKER TILLY US, LLP

We have served as the Plan’s auditor since 2023.

Peachtree Corners, Georgia

June 23, 2025

Report of Independent Registered Public Accounting Firm

The Audit and Finance Committee and Participants

Adtalem Global Education Retirement Plan

Chicago, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Adtalem Global Education Retirement Plan (the Plan) as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year then ended (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2023.

Peachtree Corners, Georgia

June 6, 2024

Adtalem Global Education Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets:
Investments at fair value	$578,521,326	$506,788,590
Investment at contract value	21,415,373	22,981,443
Receivables:
Participant contributions	896,714	614,912
Employer contributions	1,474,517	1,105,945
Notes from participants	10,385,511	9,148,914
Other receivables	—	25,242
Total assets	$612,693,441	$540,665,046
Liabilities:
Operating payables	$—	$2,965
Other payables	—	52,846
Total liabilities	$—	$55,811
Net assets available for benefits	$612,693,441	$540,609,235

The accompanying notes are an integral part of these financial statements.

Adtalem Global Education Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2024	2023
Additions to net assets attributed to:
Investment income from interest and dividends	$5,896,391	$5,336,403
Net appreciation in fair value of investments	67,034,640	73,397,935
Participant contributions	33,019,925	29,899,989
Participant rollovers from other plans	7,225,387	5,913,380
Employer matching contributions	21,284,533	18,892,004
Interest income on notes receivable from participants	719,079	503,940
Qualified non-elective contributions	82,819	4,721
Revenue sharing	138,110	126,607
Total additions	135,400,884	134,074,979
Other deductions from net assets attributed to:
Benefits paid to participants	62,707,027	49,543,286
Investment and administrative expenses	609,651	562,791
Total other deductions	63,316,678	50,106,077
Net increase before transfer out	72,084,206	83,968,902
Transfer out (Note 10)	—	(11,019,446)
Net increase	72,084,206	72,949,456
Net assets available for benefits:
Beginning of year	540,609,235	467,659,779
End of year	$612,693,441	$540,609,235

The accompanying notes are an integral part of these financial statements.

Adtalem Global Education Retirement Plan

Notes to Financial Statements

1. Plan Description

The following description of the Adtalem Global Education Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a participant-directed defined contribution plan with elective employee participation on a before-tax and after-tax basis under Section 401(k) of the Internal Revenue Code (“IRC”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”). The Plan covers all United States of America employees of Adtalem Global Education Inc. (“Adtalem” or “Employer”) and its subsidiaries eligible on the date of hire to make employee contributions. Participants are eligible for Adtalem’s matching contributions on the first day of employment.

Adtalem is the administrator of the Plan. Fidelity Management Trust Company (“FMTC” or “Trustee”) and affiliates serves as trustee of the Plan and performs certain administrative and record keeping services.

The Plan qualified as a multiple employer plan as described in Section 413(c) of the IRC during 2022 and through the date in which all Participating Employers transferred out of the Plan during 2023. The Plan allowed any affiliated or unaffiliated employer, as defined in the Plan document, to participate in the Plan (Participating Employers) if it accepted the terms of the Plan, trust, adoption agreement, and all related documents. Participating Employers had discretion to apply certain Plan provisions as written.

The Association of Certified Anti-Money Laundering Specialists (“ACAMS”) became a Participating Employer during 2022. As discussed in Note 10, ACAMS account balances of participants were transferred out of the Plan and into Association of Certified Anti-Money Laundering Specialists, LLC 401(k) Savings Plan during the year ended December 31, 2023.

Contributions

The Plan is funded by voluntary employee pre-tax contributions and after-tax Roth contributions. Participant contributions are subject to limitations set by the Internal Revenue Service (“IRS”). Participant contributions are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period. The Plan has an auto enrollment feature for newly hired employees. Unless they elect otherwise, participants are automatically enrolled at 4% of eligible compensation. The Plan offers an annual increase program that automatically increases a participant’s deferral by 1% each year unless the participants opt out. The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan, known as “rollover contributions.”

A participant can designate and change on a daily basis the proportions in which his/her contributions, as well as ongoing account balances, are allocated among the Plan’s active investment funds. The minimum allocation to each investment fund is 1%. However, investments in the Adtalem Global Education Inc. Common Stock (“Employer Common Stock”) may be made only with current period contributions and are limited to 25% of these contributions. Prior account balances may not be allocated to this investment fund.

Effective January 1, 2020, Adtalem makes a matching Employer contribution into the Plan of 100% up to the first 6% of the participant’s compensation (as defined) and eliminated future discretionary contributions.

Adtalem does a true-up match annually to credit individual retirement plan participant’s accounts for any match contributions not received as a result of reaching the annual limit on participant contributions earlier in the plan year. A contribution receivable is recorded for participant deferrals and related Adtalem matching contributions earned during the Plan year but not received until the following Plan year.

Allocations to Participants

Each participant’s account is credited with the participant’s contributions and the Employer contributions. Earnings (losses) of the Plan are allocated on a daily basis. Participant accounts are charged with an allocation of investment and administrative expenses that are paid by the Plan. Allocations are based on the participant earnings, account balances, or specific transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

The investment options provided by the Plan include money market and mutual funds, collective trusts, the Employer Common Stock, which is a direct purchase stock fund, and the Empower Guaranteed Income Fund, which is a fully benefit-responsive guaranteed insurance contract.

Vesting

Participants are fully vested in their contributions and related investment earnings and losses at all times.

Participants are immediately vested in Employer’s contributions, other than any discretionary contributions made to the Plan by Adtalem in prior years. Discretionary contributions made by Adtalem are ratably vested over a five-year period.

Withdrawals

A participant who has attained age 59½ may withdraw a portion (minimum of $1,000) or all of his/her account balance provided that a participant may make only one such withdrawal in any Plan year.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator but are limited to the value of the participant’s contributions and the participant’s immediate financial need. In addition, participants are limited to one hardship withdrawal per year. Earnings and Adtalem contributions are not eligible for hardship withdrawals. In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant’s investment funds is in the same proportion as the value of his/her interest in each investment fund.

Distributions

In the event of retirement or disability (as described in the Plan’s provisions) or termination of employment for any reason other than death and provided the value of the participant’s account is in excess of $1,000, the participant may elect one of two distribution options or may defer either election to a later date. The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments over a period of generally up to ten years.

Upon retirement, disability, death, or termination of employment, the total vested value of a participant’s account that exceeds $7,000 is distributed to the participant or his or her beneficiary, as applicable, in a lump sum of cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. If the vested value of a participant’s account is less than $1,000, the total vested balance is distributed as an automatic lump sum payment in cash. For participant accounts greater than $1,000 but not more than $7,000, the vested value of the participant’s account may be rolled into an individual retirement account on behalf of the participant or distributed to the participant or his or her beneficiary, as applicable, in cash. Additionally, a participant may request certain in-service withdrawals, including hardship withdrawals, of all or a portion of his or her vested account balance at any time, subject to certain restrictions and limitations, as defined by the Plan document.

Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Employer Common Stock may elect, in writing, to have the value of his/her investment in the Employer Common Stock distributed in whole shares of Employer Common Stock. Fractional shares are distributed in cash.

Notes Receivable from Participants

A participant may borrow funds from his/her Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000, less his/her highest outstanding loan balance during the preceding 12-month period. No notes will be made while any other note is in default. Notes are granted for a minimum term of one year, and up to a maximum of five years (ten years for a purchase of a principal residence); however, the participant may prepay the note at any time. Each note bears a fixed rate of interest determined at the inception of the note by the Plan Administrator. The fixed rate of interest applied to each note is the prime rate as published in the Wall Street Journal on the last business day of the month preceding the calendar month in which the participant requests the note plus 1.00%. As of December 31, 2024, note interest rates in effect ranged from 4.25% to 9.50% with various maturity dates. Payment of the note is made in substantially level payments through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding note balance.

Forfeitures

Any portion of a participant’s account balance in which the participant is not vested upon termination of employment constitutes forfeiture. As of December 31, 2024 and 2023, forfeited nonvested accounts totaled $710,033 and $390,431, respectively. The Plan provides that forfeitures are to be used to pay Plan administrative expenses or to reduce Employer contributions. For the plan years ended December 31, 2024 and 2023, $386,198 and $444,189, respectively, of forfeitures were used to reduce Employer contributions and no forfeitures were utilized to pay plan expenses.

Revenue Sharing

FMTC may receive revenue sharing payments from mutual funds in which the Plan’s assets are invested. Effective April 1, 2015, for funds with a revenue sharing component, which charges fees to participants, FMTC will credit the revenue sharing cost back to the participant’s accounts at the end of each quarter. The revenue sharing credits vary from 0.02% to 0.10% depending on the funds selected. For the years ended December 31, 2024 and 2023, total revenue sharing received amounted to $138,110 and $126,607, respectively, of which $50,334 was allocated to Plan participants and $87,776 was used to pay investment and administrative expenses during 2024. During 2023, $50,125 was allocated to Plan participants and $76,482 was used to pay investment and administrative expenses. As of December 31, 2024 and 2023, revenue sharing accounts totaled $294,548 and $195,161, respectively, and will be used to pay future Plan expenses or allocated to eligible Plan participants.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, changes therein and the disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments held by a defined contribution plan are required to be reported at fair value, except for the fully benefit-responsive guaranteed insurance contract, which is reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to the fully benefit-responsive guaranteed insurance contract because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s

Investment Committee determines the Plan’s valuation policies utilizing information provided by the investments advisers, custodians, and insurance company. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions based upon the terms of the Plan document. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023.

Distributions to Withdrawing Participants

Distributions to withdrawing participants are recorded when paid.

Expenses

Investment expenses incurred by the manager of the funds and directly related administrative expenses are deducted from the earnings of the Plan. Other administrative expenses are paid by Adtalem.

Subsequent Events

The Plan Administrator monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which the Plan Administrator was aware were evaluated through the date that these financial statements were issued.

3. Insurance Contract

The Plan has entered into a fully benefit-responsive guaranteed insurance contract (“the contract”) with Empower Annuity Insurance Company of America (“Empower”), which was previously with Prudential Retirement Insurance and Annuity Company. The contract provides preservation of principal, maintains a stable interest rate, and provides daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. The contract is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The guaranteed rate of interest for 2024 was 3.80% and 2023 was 2.90%. For purposes of crediting interest to participants, the rate for 2024 was 3.60% and 2023 was 2.70%.

As described in Note 2, because the contract is fully benefit-responsive, contract value is the relevant measurement attributable for that portion of the net assets available for the benefits attributable to the contract. Contract value, as reported to the Plan by Empower, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on an annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include, but are not limited to layoffs, Plan termination, business closings, re-organizations, liquidations, and the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the IRC. The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The contract does not permit Empower to terminate the agreement prior to the scheduled maturity date.

4. Fair Value Measurements

Authoritative guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. In accordance with authoritative guidance, fair value measurements are classified under the following hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, Adtalem uses quoted market prices to determine fair value, and such measurements are classified within Level 1. In some cases where market prices are not available, Adtalem makes use of observable market-based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates and yield curves. These measurements are classified within Level 3.

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic conditions or valuation techniques may require the transfer of investment from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period. Management evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2024 and 2023, there were no transfers in or out of Levels 1, 2, or 3.

Fair value measurements of assets and liabilities are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

The following is a description of the valuation methodologies used for assets measured at fair value.

Money Market and Mutual Funds: Valued at the daily net asset value (“NAV”) of shares held by the Plan, which are deemed to be actively traded.

Collective Trusts: Valued at the daily published NAV per unit held by the Plan as quoted by the trusts. The NAV is based on the fair value of the underlying investments held by the trust less its liabilities and is the basis for current transactions. Participant transactions may occur daily.

Employer Common Stock: Valued at the closing price reported on the active market on which the security is traded.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value on a recurring basis:

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Money Market and Mutual Funds	$233,661,656	$—	$—	$233,661,656
Collective Trusts	—	335,274,580	—	335,274,580
Employer Common Stock	9,585,090	—	—	9,585,090
Total	$243,246,746	$335,274,580	$—	$578,521,326

As of December 31, 2023	Level 1	Level 2	Level 3	Total
Money Market and Mutual Funds	$204,840,633	$—	$—	$204,840,633
Collective Trusts	—	295,101,891	—	295,101,891
Employer Common Stock	6,846,066	—	—	6,846,066
Total	$211,686,699	$295,101,891	$—	$506,788,590

5. Income Tax Status

The IRS has determined and informed Adtalem by a letter dated November 21, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan sponsor has indicated that it will take the necessary steps, if any, to correct any failure to operate the Plan in compliance with the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Plan Termination

Adtalem anticipates that the Plan will continue without interruption but reserves the right to terminate or freeze the Plan at any time. In the event the Plan is terminated or frozen, all amounts not yet allocated to the participants’ accounts will be allocated in accordance with the provisions of the Plan. The resultant participants’ accounts then become fully vested. If the Plan is terminated, the assets in the Plan will be completely distributed. If the Plan is frozen, the assets of the Plan will be retained in the Plan for distribution at such time and in such a manner as the Plan provides.

7. Investment Risk and Concentration

The Plan provides for various investment options including Employer Common Stock and a number of mutual funds, commingled funds and an insurance contract all of which invest in stocks, bonds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions, and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

As of December 31, 2024 and 2023, approximately 21% and 20%, respectively, of the Plan’s investments were invested in the Fidelity 500 Index Fund.

8. Related-Parties and Party-in-Interest Transactions

At December 31, 2024 and 2023, a significant portion of the Plan’s assets were invested in investment funds advised by Fidelity Management & Research Company (“FMR”), an affiliate of FMTC, the Plan’s Trustee. Fidelity Investments Institutional Operations Company, the Plan’s record keeper, is also an affiliate of FMTC and FMR. Investment and administrative fees paid to Fidelity for the years ended December 31, 2024 and 2023 were $263,290 and $262,868, respectively.

At December 31, 2024, the Plan held 105,505 shares of Employer Common Stock valued at $9,585,090. At December 31, 2023, the Plan held 116,133 shares of Employer Common Stock valued at $6,846,066. For the year ended December 31, 2024, the Plan purchased 4,893 shares and sold 15,521 shares. For the year ended December 31, 2023, the Plan purchased 6,502 shares and sold 8,967 shares.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2024	2023
Net assets available for benefits per the financial statements	$612,693,441	$540,609,235
Deemed participant loans	(628,335)	(552,649)
Adjustment for participant and employer contributions receivable allocated to participant accounts	(2,371,231)	(1,720,857)
Net assets available for benefits per Form 5500	$609,693,875	$538,335,729

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2024	2023
Net increase in net assets available for benefits per the financial statements	$72,084,206	$72,949,456
Adjustment for participant and employer contributions and other	(726,060)	(123,989)
Net increase in net assets available for benefits per Form 5500	$71,358,146	$72,825,467

10. Transfer Out

On March 10, 2022, Adtalem completed the sale of ACAMS. The account balances of participants associated with ACAMS were transferred out of the Plan and into Association of Certified Anti-Money Laundering Specialists, LLC 401(k) Savings Plan during the year ended December 31, 2023. The total assets transferred were $11,019,446, which consisted of $10,641,135 in investment account balances and $378,311 in notes receivable from participants.

11. Delinquent Participant Contributions

During 2024 and 2023, employee withholdings of $2,493 and $344, respectively, were not remitted within the appropriate time period by Adtalem. Adtalem remitted delinquent contributions and loan repayments of $228 and the related lost earnings in 2025 and $2,609 and the related lost earnings during 2024. These transactions constituted prohibited transactions as defined by ERISA.

Adtalem Global Education Retirement Plan

Plan # 001; Plan EIN: 36-3150143

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

For the year ended December 31, 2024

	Participant Contributions Transferred Late to the Plan	Total that Constitutes Nonexempt Prohibited Transactions
Plan Year	☑ Check here if Late Participant Loan Repayments are included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PIE 2002-51
2023	$ 344	$ -	$ 344	$ -	$ -
2024	$ 2,493	$ 228	$ 2,265	$ -	$ -

During 2024 and 2023, employee withholdings of $2,493 and $344, respectively, were not remitted within the appropriate time period by Adtalem. Adtalem remitted delinquent contributions and loan repayments of $228 and the related lost earnings in 2025 and $2,609 and the related lost earnings during 2024. These transactions constituted prohibited transactions as defined by ERISA.

Adtalem Global Education Retirement Plan

Plan # 001; Plan EIN: 36-3150143

Form 5500, Schedule H, Part IV, Line 4(i)
Schedule of Assets (Held at End of Year)

At December 31, 2024

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment	Cost**	Current Value
		Money Market and Mutual Funds:
*	Fidelity Investments Institutional Operations Company, LLC	Government Money Market Fund	**	$15,866,367
	Dimensional Fund Advisors	U.S. Portfolio Institutional Class	**	20,784,010
*	Fidelity Investments Institutional Operations Company, LLC	Fidelity 500 Index Inst Fund	**	127,865,101
*	Fidelity Investments Institutional Operations Company, LLC	Mid Cap Index	**	12,636,891
*	Fidelity Investments Institutional Operations Company, LLC	International Index	**	14,708,894
	Baird	Core Plus Inst	**	17,945,172
	JP Morgan	Emerging Markets Equity	**	5,786,711
	Ariel	International Inst	**	1,820,325
	PIMCO	All Asset Fund Institutional Class	**	323,518
	Dodge and Cox	Balanced Fund	**	15,922,700
*	Fidelity Investments Institutional Operations Company, LLC	Fidelity Government Cash Reserves	**	1,967
				233,661,656
		Collective Trusts:
*	Fidelity Institutional Asset Management Trust Company	Index Target Date Income	**	3,199,360
*	Fidelity Institutional Asset Management Trust Company	Index Target Date 2015	**	12,659,889
*	Fidelity Institutional Asset Management Trust Company	Index Target Date 2025	**	52,064,443
*	Fidelity Institutional Asset Management Trust Company	Index Target Date 2035	**	92,071,162
*	Fidelity Institutional Asset Management Trust Company	Index Target Date 2045	**	119,166,199
*	Fidelity Institutional Asset Management Trust Company	Index Target Date 2055	**	54,939,853
*	Fidelity Institutional Asset Management Trust Company	Index Target Date 2065	**	1,173,674
				335,274,580
	Empower Annuity Insurance Company of America	Guaranteed Income Fund (at contract value)	**	21,415,373
*	Adtalem Global Education	Common Stock	**	9,585,090
*	Participant Loans- Various Participants	Participant loans with interest rates of 4.25% to 9.50% (maturing through September 2034)	**	9,757,176
				$609,693,875

*Indicates party-in-interest

**These investments are participant directed, and therefore, cost information is not required to be presented

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Adtalem Global Education Retirement Plan

Date:	June 23, 2025	By:	/s/ Sara Hill
Sara Hill
Senior Vice President,
Chief Human Resources Officer
(Plan Administrator)